EXHIBIT 99.1




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                              ARACRUZ CELULOSE S/A
                         CNPJ/MF nr. 42.157.511/0001-61


                     MINUTES OF THE EXTRAORDINARY MEETING OF
                             THE BOARD OF DIRECTORS


Date, time and place:
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Held on June 6, 2003, at 8 p.m., extraordinarily by videoconference based at the
Company's principal executive officers located in Rio de Janeiro, at Rua Lauro Muller, No. 116, 40th floor.


Quorum:
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Regularly called together, the following Directors were present: Erling Sven
Lorentzen (Chairman), Carlos Alberto Vieira, Haakon Lorentzen, Eliezer Batista da Silva, Ernane Galveas, Acyr Frederico Horta Barbosa Pinto da Luz, Jose Roberto Ermirio de Moraes, Leon Chant Dakessian, Marcus Olyntho de Camargo Arruda and Sandra Meira Starling.


Directing Board:
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Mr. Erling Sven Lorentzen, Chairman of the Board of Directors, acted as the
Chairman of the meeting, and invited me, Jose Luiz Braga, the Company's General Counsel, to act as Secretary.


Resolutions:
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The Board of Directors elected Mr. ISAC ROFFE ZAGURY, Brazilian, divorced, economist, holder of identity card number 02397854-7 issued by IFP/RJ on September 4, 1995, business address in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Lauro Muller, No. 116, 40th floor as a member of the Board of Officers of the Company. The new Officer of the Company will be in charge of the Company's financial activities, as well as Investor Relations functions, and he's entitled to the compensation established by the Board of Directors. His term of office shall expire on the same date as the other members' of the Board of Officers.


Conclusion:
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The resolutions were taken by unanimous vote of the present Directors. There being no further business, the meeting was adjourned with the drafting of these minutes. Rio de Janeiro, June 6, 2003. /s/ Erling Sven Lorentzen, Chairman of the meeting and Chairman of the Board of Directors; /s/ Jose Luiz Braga, Secretary of the meeting; /s/ Carlos Alberto Vieira; /s/ Haakon Lorentzen;
/s/ Eliezer Batista da Silva; /s/ Ernane Galveas; /s/ Acyr Frederico Horta Barbosa Pinto da Luz; /s/ Jose Roberto Ermirio de Moraes; /s/ Leon Chant Dakessian; /s/ Marcus Olyntho de Camargo Arruda; /s/ Sandra Meira Starling.